UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Walgreens Boots Alliance, Inc.

(Name of the Issuer)

Walgreens Boots Alliance, Inc.

Blazing Star Parent, LLC

Sycamore Partners III, L.P.

Sycamore Partners III-A, L.P.

Sycamore Partners Wing Co-Invest, L.P.

Sycamore Partners III GP, L.P.

Sycamore Partners III GP, Ltd.

Blazing Star CCX Superco, Inc.

Blazing Star IA Parent, LLC

Blazing Star Shields Superco II, LLC

Blazing Star Investors, LLC

The Boots Group Limited

Blazing Star Retail Blocker Buyer, LLC

Blazing Star Office Blocker Buyer, LLC

Blazing Star DC Blocker Buyer, LLC

Blazing Star Excluded Property Blocker Buyer, LLC

Alliance Sante Participations Ltd.

Stefano Pessina

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

931427108

(CUSIP Number of Class of Securities)

Walgreens Boots Alliance, Inc. 108 Wilmot Road Deerfield, Illinois 60015 (847) 315-3700 Attn: Lanesha Minnix, Executive Vice President and Global Chief Legal Officer

Blazing Star Parent, LLC

Sycamore Partners III, L.P.

Sycamore Partners III-A, L.P.

Sycamore Partners Wing Co-Invest, L.P.

Sycamore Partners III GP, L.P.

Sycamore Partners III GP, Ltd.

Blazing Star CCX Superco, Inc.

Blazing Star IA Parent, LLC

Blazing Star Shields Superco II, LLC

Blazing Star Investors, LLC

The Boots Group Limited

Blazing Star Retail Blocker Buyer, LLC

Blazing Star Office Blocker Buyer, LLC

Blazing Star DC Blocker Buyer, LLC

Blazing Star Excluded Property Blocker Buyer, LLC

9 West 57th Street, 31st Floor

New York, NY 10019

(212) 796-8500

Attn: Stefan Kaluzny

	Alliance Sante Participations Ltd. 3rd Floor, Citrus Grove 106 Goring Avenue George Town, PO Box 10085 Grand Cayman, KY1-1001 Cayman Islands (345) 747-2739 Attn: Simone Retter	Stefano Pessina 24, boulevard du Ténao 98000 Monaco +377 99 99 60 40

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Joshua N. Korff, P.C. Rachael G. Coffey, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Brian Wolfe Darren Schweiger Michael Senders Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-10017	Jeffrey J. Rosen Gordon S. Moodie Emily F. Huang Debevoise & Plimpton LLP 66 Hudson Boulevard New York, New York 10001 (212) 909-6000	Ben Burman Avocat EURL 69, avenue Victor Hugo 75116 Paris, France +33 1 45 02 19 19

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 5 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (1) Walgreens Boots Alliance, Inc., a Delaware corporation (“WBA” or the “Company”), (2) Blazing Star Parent, LLC, a Delaware limited liability company (“Parent”), (3) Sycamore Partners III, L.P., a Cayman Islands exempted limited partnership (“Sycamore Partners III, L.P.”), (4) Sycamore Partners III-A, L.P., a Cayman Islands exempted limited partnership (“Sycamore Partners III-A, L.P.”), (5) Sycamore Partners Wing Co-Invest, L.P., a Delaware limited partnership (“Sycamore Partners Wing Co-Invest, L.P.”), (6) Sycamore Partners III GP, L.P., a Cayman limited partnership (“Sycamore Partners III GP, L.P.”), (7) Sycamore Partners III GP, Ltd., a Cayman limited company (“Sycamore Partners III GP, Ltd.”), (8) Blazing Star CCX Superco, Inc., a Delaware corporation (“Blazing Star CCX Superco, Inc.”), (9) Blazing Star IA Parent, LLC, a Delaware limited liability company (“Blazing Star IA Parent, LLC”), (10) Blazing Star Shields Superco II, LLC, a Delaware limited liability company (“Blazing Star Shields Superco II, LLC”), (11) Blazing Star Investors, LLC, a Delaware limited liability company (“Blazing Star Investors, LLC”), (12) The Boots Group Limited, a private limited company incorporated under the laws of England and Wales (“The Boots Group Limited”), (13) Blazing Star Retail Blocker Buyer, LLC, a Delaware limited liability company (“Blazing Star Retail Blocker Buyer”), (14) Blazing Star Office Blocker Buyer, LLC, a Delaware limited liability company (“Blazing Star Office Blocker Buyer”), (15) Blazing Star DC Blocker Buyer, LLC, a Delaware limited liability company (“Blazing Star DC Blocker Buyer”), (16) Blazing Star Excluded Property Blocker Buyer, LLC, a Delaware limited liability company (“Blazing Star Excluded Property Blocker Buyer”), (17) Alliance Sante Participations Ltd., a Cayman Islands exempted company (“ASP Cayman”), and (18) Stefano Pessina, a Monégasque citizen (“Pessina”) (each of (1) through (18) a “Filing Person,” and collectively, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of March 6, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent, Blazing Star Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and the other affiliates of Parent party thereto, pursuant to which Merger Sub was merged with and into the Company with the Company surviving such merger as a wholly owned subsidiary of Parent (the “Merger”). Blazing Star Boots Superco (Jersey) Limited, a Jersey private limited company (“Jersey Topco”), was previously joined as a party to the Merger Agreement, pursuant to a certain joinder agreement, dated as of April 14, 2025, by and among Jersey Topco, Parent, Merger Sub and the Company (the “Joinder Agreement”). Pursuant to an assignment and assumption agreement, dated as of August 23, 2025, by and among Jersey Topco and The Boots Group Limited, Jersey Topco assigned to The Boots Group Limited, and The Boots Group Limited assumed from Jersey Topco, all of Jersey Topco’s rights and obligations under the Merger Agreement and the Joinder Agreement.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Transaction Statement.

The Company previously filed with the SEC a definitive proxy statement (as amended, the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Board solicited proxies from stockholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment.

Item 3. Identity and Background of Filing Person

Regulation M-A Item 1003(a) through (c)

The information set forth in response to Item 1003(a) through (c) of Regulation M-A is hereby amended and supplemented as follows:

The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of The Boots Group Limited. Unless otherwise indicated, the principal office address of The Boots Group Limited and business address of each listed director and officer is c/o Sycamore Partners Management, L.P., 9 West 57th Street, 31st Floor, New York, NY 10019 and The Boots Group Limited’s telephone number is (212) 796-8500. The Boots Group Limited is an affiliate of investment funds managed by Sycamore Partners Management, L.P.

During the past five years, none of the persons listed in this section has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the past five years, none of the persons listed in this section has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Stefan Kaluzny, Director	USA	Founder and Managing Director at Sycamore Partners Management, L.P. Has worked at Sycamore Partners Management, L.P. since 2011.

Dary Kopelioff, Director	USA	Managing Director at Sycamore Partners Management, L.P. Has worked at Sycamore Partners Management, L.P. since 2011.

Item 15.	Additional Information

Regulation M-A Item 1011(c)

(c) Other material information. The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On August 28, 2025, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, the Company became a subsidiary of Parent.

Pursuant to the Merger Agreement, at the Effective Time:

(i) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock that were held by the Company as treasury stock or owned by Parent, Merger Sub or any other affiliate thereof, or the Dissenting Shares, if any) was automatically converted into the right to receive (i) $11.45 in cash, without interest thereon (the “Per Share Cash Consideration”) and subject to all applicable withholding, and (ii) one DAP Right.

(ii) Each share of Company Common Stock that was held by the Company as treasury stock or owned by Parent, Merger Sub or any other affiliates thereof, in each case, immediately prior to the Effective Time, was automatically cancelled for no consideration.

(iii) Each then-outstanding Company Stock Option for which the exercise price per share was less than the Per Share Cash Consideration was automatically cancelled and converted into the right to receive, without interest and less applicable tax withholding, (a) an amount in cash equal to the product of (x) the number of shares of Company Common Stock subject to such Company Stock Option multiplied by (y) the excess, if any, of (A) the Per Share Cash Consideration over (B) the exercise price per share of such Company Stock Option and (b) one DAP Right in respect of each share of Company Common Stock subject to such Company Stock Option.

(iv) Each then-outstanding Company Stock Option for which the exercise price per share was equal to or greater than the Per Share Cash Consideration was cancelled without payment of any consideration.

(v) Each then-outstanding Company DSU was automatically cancelled and converted into the right to receive, without interest and less applicable tax withholding, (a) an amount in cash equal to the product of (x) the number of shares of Company Common Stock subject to such Company DSU (including any shares of Company Common Stock underlying dividend equivalent units credited thereon) multiplied by (y) the Per Share Cash Consideration and (b) one DAP Right in respect of each share of Company Common Stock subject to such Company DSU.

(vi) Each then-outstanding Company RSU that had vested on or before the Merger Closing but not yet settled was automatically cancelled and converted into the right to receive, without interest and less applicable tax withholding, (a) an amount in cash equal to the product of (x) the number of shares of Company Common Stock subject to such Company RSU (including any shares of Company Common Stock underlying dividend equivalent units credited thereon) multiplied by (y) the Per Share Cash Consideration and (b) one DAP Right in respect of each share of Company Common Stock subject to such Company RSU (including any shares of Company Common Stock underlying such dividend equivalent units credited thereon).

(vii) Each then-outstanding Company RSU that was unvested as of the Merger Closing was automatically cancelled and converted into the contingent right to receive, without interest and less applicable tax withholding, (a) an amount in cash equal to the product of (x) the number of shares of Company Common Stock subject to such Company RSU (including any shares of Company Common Stock underlying dividend equivalent units credited thereon) multiplied by (y) the Per Share Cash Consideration and (b) one DAP Right in respect of each share of Company Common Stock subject to such Company RSU (including any shares of Company Common Stock underlying dividend equivalent units credited thereon), with amounts in respect of such Company RSU payable on the RSU Vesting Date, subject to the holder of such Company RSU having remained in continuous service to the Company as an employee or consultant until the RSU Vesting Date.

(viii) Each then-outstanding Company PSA that was unvested and held by a former employee of the Company (as of immediately prior to the Merger Closing) was cancelled and converted into the right to receive, without interest and less applicable tax withholding, (a) an amount in cash equal to the product of (x) the target number of shares of Company Common Stock subject to such Company PSA (including any shares of Company Common Stock underlying dividend equivalent units credited thereon), as pro-rated in accordance with the applicable

Company PSA agreement (to the extent applicable), multiplied by (y) the Per Share Cash Consideration and (b) one DAP Right in respect of each share of Company Common Stock subject to such Company PSA (calculated based on the target number of shares of Company Common Stock subject to such Company PSA and including any shares of Company Common Stock underlying dividend equivalent units credited thereon), as pro-rated in accordance with the applicable Company PSA agreement (to the extent applicable).

(viv) Each then-outstanding Company PSA that was unvested and held by a person who was an employee of the Company (as of immediately prior to the Merger Closing) was cancelled and converted into the contingent right to receive, without interest and less applicable tax withholding, (a) an amount in cash equal to the product of (x) the target number of shares of Company Common Stock subject to such Company PSA (including any shares of Company Common Stock underlying dividend equivalent units credited thereon), as pro-rated in accordance with the applicable Company PSA agreement (to the extent applicable), multiplied by (y) the Per Share Cash Consideration and (b) one DAP Right in respect of each share of Company Common Stock subject to such Company PSA subject to such unvested Company PSA (calculated based on the target numbers of shares of Company Common Stock subject to such Company PSA and including any shares of Company Common Stock underlying dividend equivalent units credited thereon), as pro-rated by the applicable Company PSA agreement (to the extent applicable), with amounts in respect of such unvested Company PSA payable on the PSA Vesting Date, subject to the holder of such Company PSA having remained in continuous service to the Company as an employee or consultant until the PSA Vesting Date.

On August 28, 2025, the Company notified the Nasdaq Stock Market LLC (“Nasdaq”) that the Merger had been completed. As a result, Nasdaq suspended trading of Company Common Stock prior to the opening of trading on August 28, 2025. The Company requested that Nasdaq file with the SEC a notification of removal from listing and registration on Form 25 with respect to the delisting of all shares of Company Common Stock and all of the Company’s registered notes from Nasdaq and the deregistration of such shares and registered notes under Section 12(b) of the Exchange Act. Following the effectiveness of the Form 25, the Company intends to file with the SEC a certification on Form 15 requesting the termination of registration of the Company Common Stock and the Company’s registered notes under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Item 16.	Exhibits

Regulation M-A Item 1016(a) through (d), (f) and (g)

(a)(1) Definitive Proxy Statement of Walgreens Boots Alliance, Inc. (the “Proxy Statement”) (included in the Schedule 14A filed with the SEC on June 6, 2025 and incorporated herein by reference).

(a)(2) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(3) Letter to WBA Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(4) Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(5) Current Report on Form 8-K, dated March 6, 2025 (included in Schedule 14A filed on March 6, 2025 and incorporated herein by reference).

(a)(6) W Worldwide / W Connect Transaction Page (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(7) W Connect Weekly Friday Post from Tim Wentworth, Chief Executive Officer (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(8) Senior Leader Meeting Presentation, dated March 6, 2025 (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(9) Corporate LinkedIn Post, dated March 6, 2025 (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(10) LinkedIn Repost from Tim Wentworth, Chief Executive Officer, dated March 6, 2025 (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(11) LinkedIn Repost from Walgreens, dated March 6, 2025 (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(12) Walgreens Customer-Facing Transaction Overview (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(13) B2B Reactive Email Response (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(14) CareCentrix CEO Team Member Email, dated March 6, 2025 (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(15) CEO Message to Team Members, dated March 6, 2025 (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(16) Partner Email (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(17) Shields CEO Team Member Email, dated March 6, 2025 (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(18) Shields Health Solutions Partner Email (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(19) U.S. Regulator / Government Relationship Manager Email (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(20) VillageMD Team Member Communications, dated March 6, 2025 (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(21) Summit Health and CityMD Follow-Up Memo (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(22) Village Medical Follow-Up Memo (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(23) Investor / Analyst Email – Courtesy Note (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(24) Team Member FAQ (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(25) Store Manager Toolkit: Customer FAQ/Q&A—Store Employee Talking Points (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(26) Tim Wentworth, Video Message to Team Members (Transcript), dated March 6, 2025 (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(27) U.S. Town Hall – Transcript, dated March 7, 2025 (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(28) U.S. Town Hall – Presentation, dated March 7, 2025 (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(29) INTERNATIONAL B2B Stakeholder and Brand Partner Letter—Ireland, (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(30) INTERNATIONAL B2B Stakeholder and Brand Partner Letter (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(31) INTERNATIONAL Government Stakeholder Letter Ireland (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(32) INTERNATIONAL Government Stakeholder Letter UK (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(33) INTERNATIONAL Internal Email to Team Members (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(34) INTERNATIONAL LinkedIn Repost from Boots, dated March 7, 2025 (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(35) SENIOR LEADERS TOOLKIT – OVERVIEW AND Q&A (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(36) INTERNATIONAL Store Manager Message and Q&A (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(37) INTERNATIONAL Union Letter Ireland (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(38) INTERNATIONAL Union Letter (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(39) International Customer Service Materials and Q&A (included in Schedule 14A filed on March 10, 2025 and incorporated herein by reference).

(a)(40) Current Report on Form 8-K, dated March 6, 2025 (included in Schedule 14A filed on March 10, 2025 and incorporated herein by reference).

(a)(41) Supplemental Slides to the Investor Presentation, dated March 11, 2025 (included in Schedule 14A filed on March  11, 2025 and incorporated herein by reference).

(a)(42) INTERNATIONAL Franchise Letter – Opticians (included in Schedule 14A filed on March 11, 2025 and incorporated herein by reference).

(a)(43) International Team Member Balcony Briefing Video Transcript (included in Schedule 14A filed on March 12, 2025 and incorporated herein by reference).

(a)(44) Walgreens W Connect Reminder for Team Members, dated March 13, 2025 (included in Schedule 14A filed on March 13, 2025 and incorporated herein by reference).

(a)(45) Tim Wentworth, CEO 3/14/25 Update to Team Members on Walgreens W Connect, dated March 14, 2025 (included in Schedule 14A filed on March 14, 2025 and incorporated herein by reference).

(a)(46) No7 Beauty Company B2B Stakeholder and Brand Partner Letter (included in Schedule 14A filed on March  17, 2025 and incorporated herein by reference).

(a)(47) Anthony Hemmerdinger (Managing Director, Boots UK and Ireland) Weekly Vlog to Team Members Script, dated March 19, 2025 (included in Schedule 14A filed on March 19, 2025 and incorporated herein by reference).

(a)(48) Email to Investors Regarding the Filing of the Preliminary Proxy (included in Schedule 14A filed on April 14, 2025 and incorporated herein by reference).

(a)(49) Preliminary Proxy Team Member Q&A (included in Schedule 14A filed on April 15, 2025 and incorporated herein by reference).

(a)(50) Tim Wentworth, CEO 4/18/25 Update to Team Members on Walgreens W Connect (included in Schedule 14A filed on April 18, 2025 and incorporated herein by reference).

(a)(51) Town Hall - Transcript, dated May 8, 2025 (included in Schedule 14A filed on May 8, 2025 and incorporated herein by reference).

(a)(52) Town Hall - Summary, dated May 9, 2025 (included in Schedule 14A filed on May 9, 2025 and incorporated herein by reference).

(a)(53) Video by Tim Wentworth, CEO - Transcript (included in Schedule 14A filed on June  6, 2025 and incorporated herein by reference)

(a)(54) Google Search Advertising (included in Schedule 14A filed on June  6, 2025 and incorporated herein by reference)

(a)(55) WBA Investor Relations Landing Page (included in Schedule 14A filed on June 6, 2025 and incorporated herein by reference)

(a)(56) WBA Proxy Mailing Insert (included in Schedule 14A filed on June  6, 2025 and incorporated herein by reference)

(a)(57) Email to Select Shareholders (included in Schedule 14A filed on June  11, 2025 and incorporated herein by reference)

(a)(58) WBA Proxy Statement Team Member Q&A (included in Schedule 14A filed on June 12, 2025 and incorporated herein by reference)

(a)(59) Tim Wentworth, CEO 6/13/25 Update to Team Members on Walgreens W Connect (included in Schedule 14A filed on June  13, 2025 and incorporated herein by reference)

(a)(60) WBA Reminder to Vote Letter (included in Schedule 14A filed on June 17, 2025 and incorporated herein by reference)

(a)(61) Google Display Advertising (included in Schedule 14A filed on June  17, 2025 and incorporated herein by reference)

(a)(62) Tim Wentworth, CEO Earnings Briefing Video – Transcript (included in Schedule 14A filed on June 26, 2025 and incorporated herein by reference)

(a)(63) Tim Wentworth, CEO Earnings Briefing Post on Walgreens W Connect (included in Schedule 14A filed on June  26, 2025 and incorporated herein by reference)

(a)(64) Supplemental Disclosures to the Definitive Proxy Statement (included in Schedule 14A filed on July 3, 2025 and incorporated herein by reference)

(a)(65) Assignment and Assumption Agreement, dated as of August 23, 2025, by and among Blazing Star Boots Superco (Jersey) Limited, The Boots Group Limited, and, solely for the purposes of Section 2 thereof, Walgreens Boots Alliance, Inc.

(b)(1)+ Real Estate Financing Commitment Letter, dated March 6, 2025, by and among inter alios, Blazing Star Merger Sub, Inc., UBS AG, Stamford Branch, Wells Fargo Bank, National Association.

(b)(2)+ Preferred Equity Commitment Letter, dated March  6, 2025, by and between Blazing Star Merger Sub, Inc. and GoldenTree Asset Management LP.

(b)(3)+ Bridge Commitment Letter, dated March  6, 2025, by and among Blazing Star Merger Sub, Inc. and UBS AG, Stamford Branch.

(b)(4)+ Shields Commitment Letter, dated March 6, 2025, by and among inter alios, Blazing Star Merger Sub, Inc., HPS Investment Partners, LLC, Goldman Sachs Asset Management, L.P. and JPMorgan Chase Bank, N.A.

(b)(5)+ Amended and Restated International Commitment Letter, dated March 27, 2025, by and among inter alios, Blazing Star Merger Sub, Inc., JP Morgan Chase Bank, N.A., JPMorgan Chase Bank, N.A. London Branch, J.P. Morgan Securities plc, Goldman Sachs Bank USA, UBS AG London Branch, Citibank, N.A. London Branch, Citicorp North America, Inc., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Wells Fargo Bank, National Association, Wells Fargo Bank, National Association, London Branch, Wells Fargo Securities, LLC, Mizuho Bank, Ltd., PNC Bank, National Association, PNC Financial Services UK Ltd, PNC Capital Markets LLC, Royal Bank of Canada, The Bank of Nova Scotia, The Bank of Nova Scotia, London Branch, CIBC World Markets Corp., Canadian Imperial Bank of Commerce, Citizens Bank, N.A., The Toronto-Dominion Bank, New York Branch, TD Bank, N.A., TD Securities USA (LLC), BNP Paribas, BNP Paribas Securities Corp., Fifth Third Bank, National Association, Truist Bank and U.S. Bank National Association.

(b)(6)+ Factoring Commitment Letter, dated March 6, 2025, by and between Blazing Star Merger Sub, Inc and Wells Fargo Bank, National Association.

(b)(7)+ Amended and Restated USR ABL Commitment Letter, dated March 27, 2025, by and among inter alios, Blazing Star Merger Sub, Inc., Wells Fargo Bank, National Association, Citigroup Global Markets Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Goldman Sachs Bank USA, JPMorgan Chase Bank, N.A., UBS AG, Stamford Branch, UBS Securities LLC, Mizuho Bank, Ltd., PNC Bank, National Association, PNC Capital Markets LLC, Royal Bank of Canada, CIBC World Markets Corp., Canadian Imperial Bank of Commerce, Citizens Bank, N.A., Fifth Third Bank, National Association, Fifth Third Securities, Inc., The Bank of Nova Scotia, TD Bank, N.A., Truist Bank, Truist Securities, Inc., U.S. Bank National Association, BNP Paribas, BNP Paribas Securities Corp., Regions Bank, and Regions Capital Markets, A Division of Regions Bank.

(c)(1)*# Discussion Materials, dated October 8, 2024, prepared by Centerview for the Board of Directors.

(c)(2)*# Discussion Materials, dated October  24, 2024, prepared by Centerview for the Board of Directors.

(c)(3)*# Discussion Materials, dated December  4, 2024, prepared by Centerview for the Board of Directors.

(c)(4)*# Discussion Materials, dated December  11, 2024, prepared by Centerview for the Transaction Committee of the Board of Directors.

(c)(5)*# Discussion Materials, dated December  18, 2024, prepared by Centerview for the Transaction Committee of the Board of Directors.

(c)(6)*# Discussion Materials, dated December  23, 2024, prepared by Centerview for the Transaction Committee of the Board of Directors.

(c)(7)*# Discussion Materials, dated February 4, 2025, prepared by Centerview for the Transaction Committee of the Board of Directors and the Board of Directors.

(c)(8)*# Discussion Materials, dated February 9, 2025, prepared by Centerview for the Board of Directors.

(c)(9)*# Discussion Materials, dated February  11, 2025, prepared by Centerview for the Transaction Committee of the Board of Directors.

(c)(10)*# Discussion Materials, dated February  13, 2025, prepared by Centerview for the Board of Directors.

(c)(11)*# Discussion Materials, dated February  26, 2025, prepared by Centerview for the Transaction Committee of the Board of Directors.

(c)(12)*# Discussion Materials, dated February  28, 2025, prepared by Centerview for the Board of Directors.

(c)(13)*# Discussion Materials, dated February  28, 2025, prepared by Morgan Stanley for the Board of Directors.

(c)(14)*# Discussion Materials, dated March  6, 2025, prepared by Centerview for the Board of Directors.

(c)(15)*# Discussion Materials, dated March  6, 2025, prepared by Morgan Stanley for the Board of Directors.

(c)(16) Opinion of Centerview Partners LLC, dated March  6, 2025 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(17) Opinion of Morgan Stanley & Co. LLC, dated March 6, 2025 (incorporated herein by reference to Annex C of the Proxy Statement).

(d)(1) Agreement and Plan of Merger, dated as of March 6, 2025, by and among Walgreens Boots Alliance, Inc., Blazing Star Merger Sub, Inc. and Blazing Star Parent, LLC (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Voting Agreement, dated March 6, 2025, by and among Walgreens Boots Alliance, Inc., Blazing Star Parent, LLC, Stefano Pessina and Alliance Santé Participations S.A. (incorporated herein by reference to Annex D of the Proxy Statement).

(d)(3) Reinvestment Agreement, dated March 6, 2025, by and among Blazing Star Parent, LLC, Stefano Pessina and Alliance Santé Participations S.A. (incorporated herein by reference to Annex E of the Proxy Statement).

(d)(4) Form of Divested Asset Proceed Rights Agreement (incorporated herein by reference to Exhibit A to Annex A of the Proxy Statement).

(d)(5)+ Equity Commitment Letter, dated March 6, 2025, by and among Sycamore Partners III, L.P., Sycamore Partners III-A, L.P., Sycamore Partners Wing Co-Invest, L.P., Blazing Star Parent, LLC, Blazing Star Shields Direct Parent, LLC, and Blazing Star IA Parent, LLC.

(d)(6)+ Limited Guaranty, dated as of March 6, 2025, by and among Sycamore Partners III, L.P., Sycamore Partners III-A, L.P. and Walgreens Boots Alliance, Inc.

(d)(7) Interim Investors Agreement, dated March 6, 2025, by and among Sycamore Partners III, L.P., Sycamore Partners III-A, L.P., Sycamore Partners Wing Co-Invest, L.P., Blazing Star Parent, LLC, Blazing Star Merger Sub, Inc., Stefano Pessina and Alliance Santé Participations S.A. (incorporated herein by reference to Exhibit 99.(r) of the Schedule 13D/A, filed on March 7, 2025 by Alliance Santé Participations S.A., Stefano Pessina and NewCIP II S.a r.l.).

(d)(8) Joinder Agreement to the Voting Agreement, dated April 27, 2025, by and among Walgreens Boots Alliance, Inc., Stefano Pessina, Alliance Santé Participations S.A., Alliance Sante Participations Ltd. and Blazing Star Parent, LLC (incorporated herein by reference to Exhibit 99.(x) of the Schedule 13D/A, filed on April 29, 2025 by Alliance Sante Participations S.A., NewCIP II S.a r.l., Alliance Sante Participations Ltd. and Stefano Pessina).

(d)(9) Joinder Agreement to the Reinvestment Agreement, dated April 27, 2025, by and among Stefano Pessina, Alliance Santé Participations S.A., Alliance Sante Participations Ltd. and Blazing Star Parent, LLC (incorporated herein by reference to Exhibit 99.(y) of the Schedule 13D/A, filed on April 29, 2025 by Alliance Sante Participations S.A., NewCIP II S.a r.l., Alliance Sante Participations Ltd. and Stefano Pessina).

(d)(10) Joinder Agreement to the Interim Investors Agreement, dated April 27, 2025, by and among Sycamore Partners III, L.P., Sycamore Partners III-A, L.P., Sycamore Partners Wing Co-Invest, L.P., Blazing Star Parent, LLC, Blazing Star Merger Sub, Inc., Stefano Pessina, Alliance Santé Participations S.A. and Alliance Sante Participations Ltd. (incorporated herein by reference to Exhibit 99.(w) of the Schedule 13D/A, filed on April 29, 2025 by Alliance Sante Participations S.A., NewCIP II S.a r.l., Alliance Sante Participations Ltd. and Stefano Pessina).

(f)+ Section  262 of the General Corporation Law of the state of Delaware.

107+ Filing Fee Table.

*	Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.
+	Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on April 14, 2025.
#	Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on June 5, 2025.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2025

WALGREENS BOOTS ALLIANCE, INC.

By:	/s/ Lanesha Minnix
Name: Lanesha Minnix
Title: Executive Vice President and Global Chief Legal Officer

BLAZING STAR PARENT, LLC

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: President

SYCAMORE PARTNERS III, L.P.

By: Sycamore Partners III GP, L.P., its general partner

By: Sycamore Partners III GP, Ltd., its general partner

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: Director

SYCAMORE PARTNERS III-A, L.P.

By: Sycamore Partners III GP, L.P., its general partner

By: Sycamore Partners III GP, Ltd., its general partner

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: Director

SYCAMORE PARTNERS WING CO-INVEST, L.P.

By: Sycamore Partners III GP, L.P., its general partner

By: Sycamore Partners III GP, Ltd., its general partner

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: Director

SYCAMORE PARTNERS III GP, L.P.

By: Sycamore Partners III GP, Ltd., its general partner

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: Director

SYCAMORE PARTNERS III GP, LTD.

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: Director

BLAZING STAR CCX SUPERCO, INC.

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: President

BLAZING STAR IA PARENT, LLC

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: President

BLAZING STAR SHIELDS SUPERCO II, LLC

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: President

BLAZING STAR INVESTORS, LLC

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: President

THE BOOTS GROUP LIMITED

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: Director

BLAZING STAR RETAIL BLOCKER BUYER, LLC

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: President

BLAZING STAR OFFICE BLOCKER BUYER, LLC

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: President

BLAZING STAR DC BLOCKER BUYER, LLC

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: President

BLAZING STAR EXCLUDED PROPERTY BLOCKER BUYER, LLC

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: President

ALLIANCE SANTE PARTICIPATIONS LTD.

By:	/s/ Stefano Pessina
Name: Stefano Pessina
Title: Director

By:	/s/ Ben Burman
Name: Ben Burman
Title: Director

STEFANO PESSINA

By:	/s/ Stefano Pessina
Name: Stefano Pessina